

November 8, 2013

<u>Via E-mail</u>
Yuval Viner
Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100, Israel

> **Re: B.O.S. Better Online Solutions Ltd.
>   Amendment No. 1 to Registration Statement on Form F-3
>   File No. 333-191183
>   Amendment No. 1 to Registration Statement on Form F-3
>   File No. 333-191117
>   Filed October 17, 2013**

Dear Mr. Viner:

    We have reviewed the above-cited amended registration statements and have the following comments. References to our prior comments refer to our letter dated October 1, 2013.

<u>Amendment No. 1 to Registration Statement on Form F-3, File No. 333-191183</u>

<u>Undertakings, page 30</u>

1.   Your response to prior comment 4 notwithstanding, we note that you continue to include the Item 512(i) undertaking in both of your registration statements. Please tell us the basis for including the undertakings or revise to remove them.

<u>Amendment No. 1 to Registration Statement on Form F-3, File No. 333-191117</u>

<u>Selling Shareholders, page 18</u>

2.   We note your responses to prior comments 9 and 10 regarding Cukierman & Co. Investment House Ltd. and its affiliate Catalyst Private Equity Partners (Israel) II L.P. Please tell us the basis for your belief that Cukierman & Co. Investment House Ltd. is not a broker-dealer. In this regard, we note that Cukierman is described on its website as "the leading Israeli investment house, providing a full array of services including M&A,

Yuval Viner
B.O.S. Better Online Solutions Ltd.
November 8, 2013
Page 2

       Public Offerings, Consulting and Family Office Services to Israeli and European companies."

       Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 with any questions.

             Sincerely,

             /s/ Maryse Mills-Apenteng

             Maryse Mills-Apenteng
             Special Counsel

cc: Via E-mail
      R. Brian Brodrick, Esq.
      Phillips Nizer LLP